



2/29/16

SEC 16021281

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00395

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Alternative Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 South Tryon Street, D1050-026
(No. and Street)

Charlotte	North Carolina	28202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Clews 415-222-9041
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

55 Second Street, Suite 1400	San Francisco	California	94105
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
FEB 29 2016
Washington DC
413

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AMB JG

OATH OR AFFIRMATION

I, Kenneth Clews, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Alternative Investment Services, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer and Treas.

Title

Notary Public

SEE ATTACHED JURAT CERTIFICATE - CALIFORNIA ONLY

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Jurat Certificate California only

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of SAN FRANCISCO

Subscribed and sworn to (or affirmed) before me on this 26th

day of FEBRUARY, 2016, by KENNETH CLEWS

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Place Seal Here

ROSALINDA A.C. MALDONADO KALANI
COMM. #2127402
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Sept. 19, 2019

Signature Rosalinda Kalani

Description of Attached Document

Type or Title of Document
U.S. SEC - ANNUAL AUDITED REPORT FORM X-17A-5 PART III

Document Date
FOR THE PERIOD JAN 1st, 2015 TO DEC 31st, 2015

Number of Pages
2 w/ 23 pg ATTACHMENTS

Signer(s) Other Than Named Above
NONE

DSG 3718 CA (Rev 02-2/13)

GLOBAL ALTERNATIVE INVESTMENT SERVICES, INC.

(A Wholly Owned Subsidiary of Wells Fargo Bank, N.A.)

Financial Statements and Supplementary Schedules

December 31, 2015

(With Report of Independent Registered Public Accounting Firm Thereon)

GLOBAL ALTERNATIVE INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Wells Fargo Bank, N.A.)

Table of Contents



KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm

The Board of Directors
Global Alternative Investment Services, Inc.:

We have audited the accompanying statement of financial condition of Global Alternative Investment Services, Inc. (the Company), a subsidiary of Wells Fargo & Company, as of December 31, 2015, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Alternative Investment Services, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules 1, 2 and 3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules 1, 2 and 3 is fairly stated, in all material respects, in relation to the financial statements as a whole.



San Francisco, California
February 25, 2016

GLOBAL ALTERNATIVE INVESTMENT SERVICES, INC.

(A Wholly Owned Subsidiary of Wells Fargo Bank, N.A.)

Statement of Financial Condition

December 31, 2015

Assets		
Cash and cash equivalents	$	16,270,786
Receivable from affiliates		145,871
Other assets		477,097
Total assets	$	16,893,754
Liabilities		
Accrued compensation	$	834,254
Payable to affiliates		167,318
Accrued expenses and other liabilities		33,236
Total liabilities		1,034,808
Stockholder's Equity		
Common stock, $0 par value; 40,000 shares authorized; 21,000 shares issued and outstanding		6,693,224
Additional paid-in capital		7,980,472
Retained earnings		1,185,250
Total stockholder's equity		15,858,946
Total liabilities and stockholder's equity	$	16,893,754

See accompanying notes to financial statements.

GLOBAL ALTERNATIVE INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Wells Fargo Bank, N.A.)

Statement of Operations

Year ended December 31, 2015

Revenues:		
Affiliate reimbursements	$	3,727,528
Fees earned from affiliates		871,239
12b-1 distribution fees		459,564
Other income		665,158
Total revenues		5,723,489
Expenses:		
Compensation and employee benefits		2,865,223
Affiliate servicing fees		2,065,796
Travel and entertainment		384,280
Professional fees		150,104
Occupancy		77,865
Technology, data, and communications		75,857
Regulatory fees		69,151
Other		25,513
Total expenses		5,713,789
Income before income tax expense		9,700
Income tax expense		38,208
Net loss	$	(28,508)

See accompanying notes to financial statements.

GLOBAL ALTERNATIVE INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Wells Fargo Bank, N.A.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2015

		Common stock	Additional paid-in capital	Retained earnings	Total
Balance, December 31, 2014	$	6,693,224	7,980,472	1,213,758	15,887,454
Net loss		—	—	(28,508)	(28,508)
Balance, December 31, 2015	$	6,693,224	7,980,472	1,185,250	15,858,946

See accompanying notes to financial statements.

GLOBAL ALTERNATIVE INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Wells Fargo Bank, N.A.)

Statement of Cash Flows

Year ended December 31, 2015

Cash flows from operating activities:		
Net loss	$	(28,508)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Receivable from / payable to affiliates, net		(741,208)
Decrease in other assets		175,648
Decrease in accrued compensation		(226,268)
Decrease in accrued expenses and other liabilities		(75,111)
Net cash used in operating activities		(895,447)
Decrease in cash and cash equivalents		(895,447)
Cash and cash equivalents, beginning of year		17,166,233
Cash and cash equivalents, end of year	$	16,270,786
Supplemental disclosures:		
Income taxes paid to WFC, net of refunds	$	5,169

See accompanying notes to financial statements.

GLOBAL ALTERNATIVE INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Wells Fargo Bank, N.A.)

Notes to Financial Statements

December 31, 2015

(1) Organization

Global Alternative Investment Services, Inc. (GAISI, or the Company) is a wholly owned subsidiary of Wells Fargo Bank, N.A. (WFB), a national banking association and a wholly owned subsidiary of Wells Fargo & Company (WFC). GAISI is registered as a broker-dealer under the Securities Exchange Act of 1934. The Company provides investor and wholesaling services for private investment funds sponsored and managed by Wells Fargo Investment Institute, Inc. (WFII), as well as for certain private investment funds sponsored by third parties. Such services include the review of subscription documentation, delivery of offering materials, acting as liaison between the fund managers and the WFC brokerage channels, and providing information, training, and support services to brokerage representatives with respect to each of the funds. GAISI is also the placement agent for WFII-sponsored 1940 Act registered funds.

GAISI does not receive or hold customer funds or securities.

(2) Summary of Significant Accounting Policies

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The following is a summary of significant accounting policies consistently followed in the preparation of the financial statements of the Company:

(a) *Fair Value of Financial Instruments*

In accordance with Financial Accounting Standard Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, the Company categorizes its assets and liabilities that are accounted for at fair value in the statement of financial condition in the fair value hierarchy as defined by ASC 820. The fair value hierarchy is directly related to the amount of subjectivity associated with the inputs utilized to determine the fair value of these assets and liabilities. See note 3 for further information about the fair value hierarchy and the Company's assets and liabilities that are accounted for at fair value.

(b) *Cash and Cash Equivalents*

Cash and cash equivalents are comprised of funds held in a demand deposit account with WFB and an investment in a money market mutual fund.

(c) *Income Taxes*

The Company's results for the year ended December 31, 2015 will be included in the consolidated federal income tax return of WFC. Each subsidiary included in the consolidated federal income tax return pays its allocation of federal income taxes to WFC or receives payment from WFC to the extent income tax benefits are realized. WFC also files unitary and combined state income tax returns in certain states. Unitary and combined state income taxes are also allocated to the Company and the Company pays its allocated share to WFC.

The Company accounts for income taxes in accordance with ASC 740, *Accounting for Income Taxes,* resulting in two components of income tax expense: current and deferred. Current income tax expense approximates taxes to be paid or refunded for the current period and includes income tax expense related to the Company's uncertain tax positions, if any. The Company determines deferred income taxes using the balance sheet method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and recognizes enacted changes in tax rates and laws in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not.

A tax position that meets the "more likely than not" recognition threshold is measured to determine the amount of benefit to be recognized. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Interest and penalties, if applicable, are recognized as a component of income tax expense.

(d) Use of Estimates

In preparing these financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) Reimbursement Policy

The Company operates principally for the benefit of WFII. The Company maintains a Loss Indemnification Agreement with WFII in order to fulfill its financial obligations as servicer and wholesaler of funds sponsored and managed by WFII, as well as to meet its capital requirements as a registered broker-dealer. Under the agreement, WFII reimburses the Company for net losses incurred as a result of operations, as determined in accordance with U.S. generally accepted accounting principles. Such reimbursements are classified as affiliate reimbursements, a component of total revenues in the statement of operations.

(3) Fair Value of Assets and Liabilities

FASB ASC 820; *Fair Value Measurements and* Disclosures, defines fair value, establishes a framework for measuring fair value in accordance with U.S. generally accepted accounting principles, and requires disclosures about fair value measurements.

Money market fund investments are recorded at fair value on a recurring basis.

In accordance with ASC 820, the Company groups its financial assets and liabilities measured at fair value in three levels, based on markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.
- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, options pricing models, and similar techniques.

The balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2015 are as follows:

Description	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 16,270,786	$ 16,270,786	---	---

(4) Related-Party Transactions

The Company routinely engages in various financial transactions with affiliated companies. The nature of these transactions is as follows:

(a) Receivable from Affiliates

Receivable from affiliates consists of receivables arising from services rendered by GAISI to WFII. The Company's receivable balance as of December 31, 2015 was $145,871.

(b) Payable to Affiliates

Payable to affiliates consists primarily of current income taxes payable to WFC and employee benefits payable to WFB. The Company's payable balance as of December 31, 2015 was $167,318.

(c) Services Provided to Affiliates

The Company has entered into an Employee Leasing Agreement with its affiliate, WFII, whereby the Company provides wholesaling support services for certain products offered by WFII. The Company earned $871,239 for these services for the year ended December 31, 2015, which is reported as fees earned from affiliates, a component of total revenues in the statement of operations.

The Company also provided placement agent services to various 1940 Act registered funds sponsored by an affiliated company. The Company earned 12b-1 distribution fees of $459,564 for these services for the year ended December 31, 2015 which is reported separately as a component of total revenues in the statement of operations.

(d) Services Provided by Affiliates

The Company has entered into service agreements with WFC and its affiliates under which the Company receives operational, product, general and administrative support services. The cost of

these services for the year ended December 31, 2015 was $2,065,796 which is classified as affiliate servicing fees, a component of total expenses in the statement of operations.

The Company also has agreements with WFC and its affiliates for general and administrative services which are directly billed. The Company recorded $66,255 of expense in occupancy and $55,754 of expense in technology, data, and communications related to these agreements for the year ended December 31, 2015, in the statement of operations.

(e) ***Other Income***

The Company earned revenue for providing wholesaling services to certain private investment funds sponsored by third parties. The Company earned $574,605 for these services for the year ended December 31, 2015, which is included in other income, a component of total revenues in the statement of operations.

(5) Income Taxes

The components of income tax (benefit) expense for the year ended December 31, 2015 are presented below:

		Federal	State	Total
Current income tax expense (benefit)	$	(78,534)	30,192	(48,342)
Deferred income tax expense (benefit)		77,572	8,978	86,550
Total income tax expense (benefit)	$	(962)	39,170	38,208

The table below reconciles the statutory federal income tax expense and rate to the effective income tax expense and rate for the year ended December 31, 2015:

		Amount	Percentage of pre-tax income
Tax expense at federal tax rate	$	3,395	35.0%
Meals & entertainment disallowance		9,353	96.4
State tax expense, net of federal effect		56,849	586.0
Change in deferred tax asset valuation allowance		(31,389)	(323.5)
Total income tax expense	$	38,208	393.9%

GLOBAL ALTERNATIVE INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Wells Fargo Bank, N.A.)

Notes to Financial Statements

December 31, 2015

The sources and tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities for the year ended December 31, 2015 are presented below:

Deferred income tax assets:		
Deferred compensation and accrued expenses	$	315,133
Net operating loss carryforwards		202,106
Deferred income tax assets		517,239
Deferred income tax assets valuation allowance		(221,643)
Deferred income tax assets, net of valuation allowance		295,596
Deferred income tax liabilities:		(4,484)
Net deferred income tax assets (1)	$	291,112

(1) Included in other assets.

The realization of net deferred income tax assets may be based on utilization of carrybacks to prior taxable periods, anticipation of future taxable income in certain periods, and the utilization of tax-planning strategies. Management has determined that it is more likely than not that the net deferred income tax asset can be supported by carrybacks to federal taxable income in the two-year federal carryback period and by expected future taxable income which will exceed amounts necessary to fully realize remaining deferred tax assets resulting from the scheduling of temporary differences. A valuation allowance of $221,643 related to certain deferred state income tax assets not expected to be utilized was established as of December 31, 2015. Net deferred tax assets are classified as other assets in the statement of financial condition.

At December 31, 2015, the Company had state net operating loss carryovers with related deferred income tax assets of $202,106. The net operating losses expire, if not utilized, in varying amounts through 2035.

Based upon its evaluation, the Company has concluded that there are no significant uncertain income tax positions relevant to the jurisdictions where it is required to file income tax returns requiring recognition in the financial statements.

The Company recognizes accrued interest and penalties, as appropriate, related to unrecognized income tax benefits in income tax expense. The Company recognized no interest in 2015 and had no accrued interest at December 31, 2015.

The Company is required to determine whether its tax positions are "more-likely-than-not" to be sustained upon examination by the applicable taxing authority examination by the applicable taxing authority, based on the technical merits of the position. Tax positions not deemed to meet a "more-likely-than-not" threshold would be recorded as a tax expense in the current year. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2015.

With few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2007.

(6) Benefit Plans

WFC sponsors a frozen noncontributory qualified defined benefit retirement plan, the WFC Cash Balance Plan (Cash Balance Plan), which covers eligible employees of WFC. The Cash Balance Plan was frozen on July 1, 2009 and no new benefits have accrued since that date.

WFC also sponsors a defined contribution retirement plan named the Wells Fargo & Company 401(k) Plan (401(k) Plan). Under the 401(k) Plan, after one month of service, eligible employees may contribute up to 50% of their certified compensation, subject to statutory limits. Eligible employees who complete one year of service are eligible for company matching contributions, which are generally dollar for dollar up to 6% of an employee's certified compensation. Matching contributions are 100% vested.

In addition, WFC provides health care and life insurance benefits for certain retired employees and reserves the right to terminate, modify or amend any of the benefits at any time.

Total benefits expense allocated to the Company by WFC for these plans for the year ended December 31, 2015 was $219,523. The actuarial and plan asset information pertaining to employees of the Company is not segregated in WFC's retirement and postretirement plan calculations and is therefore, not available.

WFC also offers a Long Term Incentive Compensation Plan (LTICP) that provides for awards of incentive and nonqualified stock options, stock appreciation rights, restricted shares, restricted share rights (RSRs), performance share awards, and stock awards without restrictions. During 2015, RSRs and performance shares were WFC's primary long-term incentive awards. Holders of RSRs are entitled to the related shares of common stock at no cost, generally vesting over three to five years after the RSRs were granted. Holders of RSRs may be entitled to receive additional RSRs (dividend equivalents) or cash payments equal to the cash dividends that would have been paid had the RSRs been issued, and outstanding shares of common stock. RSRs granted as dividend equivalents are subject to the same vesting schedule and conditions as the underlying RSRs. RSRs generally continue to vest after retirement according to the original vesting schedule. Except in limited circumstances, RSRs are cancelled when employment ends. Total expense allocated to the Company related to this plan for the year ended December 31, 2015 was $0.

GLOBAL ALTERNATIVE INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Wells Fargo Bank, N.A.)

Notes to Financial Statements

December 31, 2015

(7) Net Capital Requirement

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital (as defined) equal to the greater of $250,000 or 2% of aggregate debit items (as defined). Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2015, the Company had net capital of $14,926,734 which was $14,676,734 in excess of its required minimum net capital of $250,000.

The Company is exempt from Rule 15c3-3 under subsection (k)(2)(i). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to Possession or Control Requirements" are not required.

(8) Subsequent Events

The Company has evaluated the effects of events that have occurred subsequent to December 31, 2015 through February 25, 2016, the date on which the Company issued its financial statements. There have been no material events that would require recognition to, or disclosure in the financial statements.

Schedule 1

GLOBAL ALTERNATIVE INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Wells Fargo Bank, N.A.)
Computation of Aggregate Indebtedness and Net Capital under
Rule 15c3-1
December 31, 2015

Net capital:		
Total stockholder's equity	$	15,858,946
Deductions and other charges:		
Nonallowable assets:		
Receivable from affiliates		(145,871)
Other assets		(477,097)
Net capital before haircuts on securities positions		15,235,978
Haircut on investment in money market mutual fund		(309,244)
Net capital	$	14,926,734
Aggregate indebtedness:		
Total liabilities	$	1,034,808
Computation of basic net capital requirement:		
Minimum net capital required	$	250,000
Net capital in excess of requirement	$	14,676,734
Ratio of aggregate indebtedness to net capital		0.07

Note - There are no material differences between this computation and that filed by the Company on the unaudited SEC Form X-17A-5 as of December 31, 2015, as filed on January 15, 2016.

See accompanying report of independent registered public accounting firm.

Schedule 2

GLOBAL ALTERNATIVE INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Wells Fargo Bank, N.A.)

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2015

A computation of the reserve requirement is not applicable to Global Alternative Investment Services, Inc. because the Company is exempt from the provisions of Rule 15c3-3(k)(2)(i).

See accompanying report of independent registered public accounting firm.

Schedule 3

GLOBAL ALTERNATIVE INVESTMENT SERVICES, INC.

(A Wholly Owned Subsidiary of Wells Fargo Bank, N.A.)

Information Relating to Possession or Control Requirements
Pursuant to Rule 15c3-3

December 31, 2015

Information relating to possession or control requirements is not applicable to Global Alternative Investment Services, Inc. because the Company is exempt from the provisions of Rule 15c3-3(k)(2)(i).

See accompanying report of independent registered public accounting firm.



KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm

The Board of Directors
Global Alternative Investment Services, Inc.:

We have reviewed management's statements, included in the accompanying Global Alternative Investment Services, Inc. Exemption Report, in which (1) Global Alternative Investment Services, Inc. (the Company) identified the following provision of 17 C.F.R. §15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(i) (the exemption provision); and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



San Francisco, California
February 25, 2016

Global Alternative Investment Services, Inc. Exemption Report

Global Alternative Investment Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Global Alternative Investment Services, Inc.

I, Kenneth Claus, affirm to the best of my knowledge and belief, that this Exemption Report is true and correct.

Title: Chief Financial Officer and Treasurer

Date: February 25, 2016



KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
Global Alternative Investment Services, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Global Alternative Investment Services, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting affiliate reimbursement schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related affiliate reimbursement schedules and wholesaling service revenue schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

KPMG

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2016

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2015

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Global Alternative Investment Services, Inc.

401 South Tryon St., D1050-026

Charlotte, NC 28202

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kenneth Clews 415-222-9041

WORKING COPY

2. A. General Assessment (item 2e from page 2)		$ 1,154
B. Less payment made with SIPC-6 filed (exclude interest) N/A Date Paid		(561)
C. Less prior overpayment applied		(122,249)
D. Assessment balance due or (overpayment)		(121,656)
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ (121,656)
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$	
H. Overpayment carried forward	$(121,656)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Global Alternative Investment Services, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 11th day of February, 20 16.

Financial and Operations Principal (FinOp)
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2015 and ending December 31, 2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,723,489
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Affiliate Reimbursements and Allocations + Wholesaling Services (Deductions in excess of $100,000 require documentation)	5,261,832
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	5,261,832
2d. SIPC Net Operating Revenues	$ 461,657
2e. General Assessment @ .0025	$ 1,154 (to page 1, line 2.A.)